EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $2,319,000 (comprised of (i) $2,111,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Index, (ii) $208,000 maximum aggregate offering price with respect to notes linked to the Russell 2000® Index).